UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-43304

OPTIMI HEALTH CORP.

269 David Brown Way

Princeton, B.C. V0X 1W0

Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	SEDI Report Statement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIMI HEALTH CORP.

Date: July 20, 2026	By:	/s/ Dane Stevens
	Name:	Dane Stevens
	Title:	Chief Executive Officer, Chief Marketing Officer and Director